LEAH LABS

Human's best science for human's best friend



🧑‍🔬 🧬 🐶

PITCH VIDEO · INVESTOR PANEL



leahlabs.com · Rochester MN

Technology · Y Combinator · D2D · Healthcare · Science & R&D

Highlights

1. 🐕We're developing a cost effective cell therapy to cure cancer in dogs. It's proven in humans.
2. 🐶Your funding goes DIRECTLY to our pilot trials in dogs with cancer
3. $150,000+ committed outside Wefunder during this round
4. 🐩Awarded $394,000 in grant funding to date, including a National Science Foundation Phase I SBIR
5. 🐶 Booming companion animal market. Over 90M dogs in the USA, $100B+ yearly spend in the space.
6. 🐩6M dogs die from cancer each year and we're on track to get to market by 2024 to help
7. 🐕We're a team of world leading experts in gene editing, immunotherapy, and veterinary oncology.

Our Team

Wesley Wierson Chief Executive Officer

Genome hacker. Layla the mutt's dad. Gene editor since 2011. PhD in Molecular, Cellular, and Developmental Biology.

> Dogs are part of the family and we don't feel that the current care they get is up to par; they deserve the same technological advances in healthcare that their humans get. Using our expertise in gene editing, we can bring innovation to the veterinary market that has never before been possible.

Alex Abel VP of Cell Biology

PhD in immunology. Rosie the Burnese's dad. Author of Natural Killer cell review read by nearly 100k scientists to date. Former technical sales at Miltenyi, world leader in cell biology applications.

Saad Kenderian Scientific Founder - Immunotherapy

Physician scientist, hematologist, expert/inventor in CAR-T cell therapy. Developed tech for the first CAR-T IND approval at his institution. Assistant Professor, Medicine, Oncology

Stephen Carl Ekker Scientific Founder - Translational Medicine

Entrepreneur with 1 exit. Gene editor for 30 years. Dean, Graduate School of Biomedical Sciences. PhD, Molecular Biology & Genetics.

Jonathan Mochel Scientific Founder - Veterinary Pharmacology

Veterinary pharmacologist. Founded Animal Health Modeling & Simulation Society. PhD, Pharmacology.

We're using human's best science for human's best friend





LEAH LABORATORIES

Living therapies for companion animal health

LEAH Labs is the first company utilizing gene editing to engineer living therapies for dogs. Using our proprietary technology, we give living cells the genetic information to seek out and destroy cancer.

We're using human's best science, for human's best friend.